Salem Media Group, Inc.

4880 Santa Rosa Road

Camarillo, California 93012

October 2, 2019

Via EDGAR Correspondence

Gregory Dundas

Office of Telecommunications

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington D. C. 20549

Re:	Acceleration of Effective Date

Salem Media Group, Inc.

Registration Statement on Form S-3

File No. 333-233861

Dear Mr. Dundas:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Salem Media Group, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement (the “Registration Statement”) be accelerated so that the Registration Statement becomes effective under the Securities Act by 4:00 p.m., Eastern Time, on October 4, 2019, or as soon thereafter as practicable.

The Company understands that the staff of the Securities and Exchange Commission will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the offering of the securities covered by the Registration Statement.

Very truly yours,

SALEM MEDIA GROUP, INC.

By:	/s/ Christopher J. Henderson
Christopher J. Henderson
Executive Vice President and General Counsel